Exhibit 99.2

TAOP Dissolves the VIE Structure and Moves Corporate Headquarters to Hong Kong

HONGKONG, Sep. 20, 2021 — Taoping Inc. (NASDAQ: TAOP, the “Company” or “TAOP”), a provider of blockchain technology and smart cloud services, today announced that the Company’s wholly owned Chinese subsidiary, Information Security Technology (China) Co., Ltd. ( “IST”), has exercised the option to acquire 100% equity interests in iASPEC Technology Group Co., Ltd., a variable interest entity (“VIE”) of the Company (“iASPEC”) from iASPEC’s sole shareholder, Mr. Jianghuai Lin (“Mr. Lin”), the Chief Executive Officer and Chairman of the Company.

On July 1, 2007, iASPEC, iASPEC’s shareholders and IST entered into a purchase option agreement (the “Option Agreement”), pursuant to which iASPEC’s shareholders granted IST or its designee(s) an exclusive, irrevocable option to purchase, from time to time, all or a part of equity interests in iASPEC at an exercise price of $1,800,000, in the aggregate.

On September 18, 2021, TAOP and IST exercised the purchase option and entered into an equity transfer agreement with iASPEC and iASPEC’s sole shareholder, Mr. Lin, under which Mr. Lin agreed to sell and transfer to IST all of the equity interest in and any and all rights and benefits relating thereto of iASPEC in exchange for 612,245 unregistered ordinary shares, no par value of the Company (the “Ordinary Shares”), which is equal to $1,800,000 divided by the volume-weighted average closing price of Ordinary Shares for the consecutive five (5) trading days immediately prior to September 18, 2021. The parties agreed that the closing of the transactions contemplated by the equity transfer agreement would take place on the date when the parties complete the applicable PRC government registration(s) to effectuate the transfer of the equity interests.

In addition, the Company relocated its global corporate headquarters from Shenzhen, China to Hong Kong as part of the implementation of its global growth strategy. As a result, the executive offices of the Company are now located at Unit 3102, 31/F, Citicorp Centre, 18 Whitefield Road, Hong Kong. Shenzhen, China will serve as TAOP’s regional headquarters in Mainland China.

“We believe the dissolution of VIE structure in China will improve corporate governance and transparency for TAOP shareholders. The relocation of our global corporate headquarters to Hong Kong is an important milestone for TAOP to streamline our international business development, client communication, and service delivery,” said Mr. Jianghuai Lin, Chairman and CEO of TAOP.

About Taoping Inc.

Taoping Inc. (TAOP), is a leading blockchain technology and smart cloud service provider. The Company is dedicated to the research and application of blockchain technology and digital assets. With multiple cloud data center deployed overseas, the Company continues to improve computing power and create value for the encrypted digital currency industry. Relying on its self-developed smart cloud platform, TAOP provides solutions and cloud services to industries such as new media and artificial intelligence. To learn more, please visit http://www.taop.com/.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Taoping Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as “believes”, “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Taoping Inc.

Chang Qiu

Email: chang_qiu@taoping.cn

http://www.taop.com/

or

Dragon Gate Investment Partners LLC

Tel: +1(646)-801-2803

Email: taop@dgipl.com